OMEGA HEALTHCARE INVESTORS, INC.
9690 Deereco Road
Suite 100
Timonium, MD 21093

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0231

Re:      Omega Healthcare Investors, Inc.
Post-Effective Amendment No. 1 to Form S-3
File No. 333-117655
Filed October 29, 2004

Dear Sir or Madam:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Omega Healthcare Investors, Inc., a Maryland corporation (the "Company"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 and all exhibits thereto (the "Post-Effective Amendment"). The Company’s request is based on its determination that the Post-Effective Amendment was filed under erroneous (i) form identification tag, which incorrectly indicates that the filing is a pre-effective amendment to a Form S-3, and (ii) file number, which is incorrectly listed as File No. 333-117655. The correct File No. is 333-08415, as indicated on the facing page of the Post-Effective Amendment, and relates to a registration statement on Form S-3 filed with the Commission on July 19, 1996.

Please do not hesitate to contact Tom Peterson of the Company at (410) 427-1740 or Michael J. Delaney, Esq. of Powell Goldstein LLP at (404) 572-6912 should you have any questions with respect to this request.

                                                    Very truly yours,

November 23, 2004                /S/ Robert O. Stephenson
                               Robert O. Stephenson
                                               Chief Financial Officer